UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ZHONE TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98950P108

(CUSIP Number)

with a copy to:

Sean E. Belanger	Kevin Miller
Chief Executive Officer	Craig D. Apolinsky
Paradyne Networks, Inc.	Alston & Bird LLP
8545 126th Avenue North	90 Park Avenue
Largo, Florida 33773	New York, New York 10016
(727) 530-2000	(212) 210-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98950P108	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY) PARADYNE NETWORKS, INC.; I.R.S. ID #75-2658219
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 37,905,841 shares of common stock 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,905,841 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.7%
14	TYPE OF REPORTING PERSON* CO

Item 1. Security and Issuer

This statement on Schedule 13D relates to shares of common stock, par value $0.001 per share (“Zhone Common Stock”) of Zhone Technologies, Inc. (“Zhone”), whose principal executive offices are located at 7001 Oakport Street, Oakland, California 94621.

Item 2. Identity and Background

(a)	The Reporting Person filing this statement is Paradyne Networks, Inc., a Delaware corporation (“Paradyne”).

(b)	The address of Paradyne’s principal offices are located at 8545 126th Avenue North, Largo, Florida 33773.

(c)	Paradyne is a manufacturer of data communications equipment.

(d)	Neither Paradyne, nor, to its knowledge, any person listed on Schedule A, has during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither Paradyne, nor, to its knowledge, any person listed on Schedule A, has during the past five years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Not applicable.

Item 3. Source and Amount of Funds or Other Consideration

As described in Item 4, the Zhone Common Stock to which this statement relates has not been purchased by Paradyne. As an inducement to enter into the Merger Agreement described in Item 4 and in consideration thereof, certain Zhone Stockholders (as defined in Item 4) entered into a voting agreement dated as of July 7, 2005 (the “Voting Agreement”), with respect to an aggregate of 37,905,841 shares of Zhone Common Stock (the “Shares”), including 954,781 shares issuable upon the exercise of options and warrants held by the Zhone Stockholders that were exercisable within 60 days of July 7, 2005.

Paradyne has not paid, and does not expect to pay, additional consideration in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4. Purpose of Transaction

On July 7, 2005, Paradyne entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Zhone and Parrot Acquisition Corp., a wholly owned subsidiary of Zhone (“Merger Sub”). The Merger Agreement was approved by the board of directors of each of Paradyne, Zhone and Merger Sub. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, Merger Sub will merge with and into Paradyne, with Paradyne surviving as a wholly owned subsidiary of Zhone (the “Merger”). At the effective time of the Merger, each outstanding share of Paradyne’s common stock, par value $0.001 per share (“Paradyne Common Stock”) will be converted into the right to receive 1.0972 shares of Zhone Common Stock, and each option and other security exercisable or convertible into shares of Paradyne Common Stock will be assumed by Zhone and become exercisable or convertible into shares of Zhone Common Stock, with appropriate adjustments to reflect the Merger. The Merger, which is structured to qualify as a tax-free reorganization, is subject to the adoption of the Merger Agreement by the stockholders of Paradyne and the approval of the issuance of shares of Zhone Common Stock in the Merger by the stockholders of Zhone and other customary closing conditions. Unless the context otherwise requires, capitalized terms used and not defined herein shall have the meanings set forth in the Merger Agreement.

Concurrently with the execution of the Merger Agreement, Paradyne entered into a Voting Agreement with the following persons (collectively, “Zhone Stockholders”) who, as of July 7, 2005 beneficially own an aggregate of 37,905,841 shares or approximately 39.7% of the shares of Zhone Common Stock outstanding as of the date of the Merger Agreement: Morteza Ejabat, Jeanette Symons, Kirk Misaka, Adam Clammer, Michael M. Connors, James Coulter, Robert K. Dahl, James H. Greene, Jr., C. Richard Kramlich, James Timmins, TPG Zhone, L.L.C., TPG Genpar II, L.P., KKR-ZT, L.L.C., New Enterprise Associates VIII, L.P., New Enterprise Associates 9, L.P., New Enterprise Associates 8A, L.P., NEA Partners 10, L.P., NEW Ventures 2000, and NEA Development Corporation.

Pursuant to the Voting Agreement, each Zhone Stockholder has agreed to vote all of the shares of Zhone Common Stock beneficially owned by such Zhone Stockholder in favor of (1) Zhone’s issuance of shares of its common stock in connection with the Merger and (2) the approval of the other transactions contemplated by the Merger Agreement, and against any proposal, action or transaction that would impede, frustrate, prevent or nullify the Merger, the Merger Agreement, the issuance of Zhone common stock in connection with the Merger or the transactions contemplated by the Merger Agreement. Each Zhone Stockholder also agreed not to sell, transfer or otherwise dispose of such stockholder’s Zhone shares, subject to certain exceptions provided in the Voting Agreement. The Voting Agreement terminates upon the earlier of (1) the effective time of the Merger or (2) the date upon which the Merger Agreement is terminated in accordance with its terms.

Each Zhone Stockholder appointed Patrick Murphy as such stockholder’s proxy and attorney-in-fact to vote such stockholder’s shares of Zhone stock in accordance with the provisions of the voting agreement and revoked all prior proxies.

References to, and descriptions of the Merger Agreement and the Voting Agreement in this filing are qualified in their entirety by this reference to the Merger Agreement and the Voting Agreement, which are filed as Exhibits to this Schedule 13D and are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

(a)	As a result of the Voting Agreement, Paradyne may be deemed to be the beneficial owner (as to voting power only) of 37,905,841 shares of Zhone Common Stock. Such shares constitute approximately 39.7% of the issued and outstanding shares of Zhone Common Stock as of July 7, 2005. The foregoing percentage was calculated based on (i) 94,590,740 shares of Zhone Common Stock outstanding as of July 7, 2005, as set forth in the Merger Agreement, plus (ii) 954,781 shares issuable upon the exercise of options and warrants held by the Zhone Stockholders that were exercisable within 60 days of July 7, 2005.

(b)	By virtue of the Voting Agreement, Paradyne may be deemed to share the power to vote the Shares, but only as to the matters specified in the Voting Agreement. Except as stated in the preceding sentence, Paradyne does not have the power to vote or to direct the vote of Zhone Common Stock with respect to matters generally, nor does it have the sole or shared power to dispose or to direct the disposition of Zhone Common Stock other than to the extent the Voting Agreement restricts the ability of the Zhone Stockholders to dispose of their Shares.

(c)	Except for the Merger Agreement and the Voting Agreement, and the transactions contemplated by those agreements, neither Paradyne, nor to Paradyne’s knowledge, any of the persons listed on Schedule A, has effected any transaction relating to Zhone Common Stock during the past 60 days.

(d)	To the knowledge of Paradyne, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Zhone Common Stock.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by reference in this Item 6. To Paradyne’s knowledge, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above or listed in Schedule A hereto, and between any such persons and any other person, with respect to any securities of Zhone, including but not limited to, transfer or voting of any securities of Zhone, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Zhone. In that regard, we note that some of the persons listed on Schedule A have made investments in private equity funds and other investment vehicles that they understand hold or may hold shares of Zhone common stock but such persons do not have sole or shared voting or dispositive power with respect to those shares and disclaim beneficial ownership with respect thereto.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
1	Agreement and Plan of Merger, dated July 7, 2005, by and among Zhone Technologies, Inc., Parrot Acquisition Corp. and Paradyne Networks, Inc.*

2	Voting Agreement, dated July 7, 2005, by and among Paradyne Networks, Inc. and each of the persons listed on Schedule A thereto.*

*	Incorporated by reference to exhibits filed with Paradyne Networks, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 11, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PARADYNE NETWORKS, INC.

Date: July 18, 2005
	By:	/s/ Patrick M. Murphy
	Name:	Patrick M. Murphy
	Title:	Vice President, Chief Financial Officer,
Treasurer and Secretary

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF PARADYNE NETWORKS, INC.

The executive officers and directors of Paradyne Networks, Inc. are set forth below. Each individual’s business address is c/o Paradyne Networks, Inc., 8545 126th Avenue North, Largo, Florida 33773. Each person is a citizen of the United States. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name of each person refers to employment with Paradyne, which is a manufacturer of data communications equipment.

Name	Present Principal Occupation or Employment
Sean E. Belanger (Director and Executive Officer)	Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer)

Patrick M. Murphy (Executive Officer)	Senior Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)

Scott C. Chandler (Director)	Managing Partner of Franklin Court Partners, LLC, a consulting firm designed to help companies develop business plans, raise initial funding, secure additional rounds of financing and assist in operational and financial restructuring

Thomas E. Epley (Director)	Private Investor

Keith B. Geeslin (Director)	General Partner of Francisco Partners, a private equity firm

William R. Stensrud (Director)	General partner at Enterprise Partners, a venture capital investment firm

David F. Walker (Director)	Director of the Accountancy Program and the Program for Corporate Responsibility and Corporate Reporting at the University of South Florida College of Business in St. Petersburg, FL

EXHIBIT INDEX

Exhibit No.	Description
1	Agreement and Plan of Merger, dated July 7, 2005, by and among Zhone Technologies, Inc., Parrot Acquisition Corp. and Paradyne Networks, Inc.*

2	Voting Agreement, dated July 7, 2005, by and among Paradyne Networks, Inc. and each of the persons listed on Schedule A thereto.*

*	Incorporated by reference to exhibits filed with Paradyne Networks, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 11, 2005.